SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held company CNPJ/MF Nº 02.558.074/0001-73 – NIRE 35.3.0015879-2

MATERIAL FACT

Vivo Participações S.A. (“Company”) hereby informs its shareholders and the market in general that, as of the date hereof, an application for previous analysis of and request to the Brazilian Securities and Exchange Commission (“CVM”), in connection with the registration of the public offering of 600,000 (six hundred thousand) simple debentures, non-convertible into shares, all registered and book-entry, unsecured, issued in up to three series, relating to the Company’s 4th issuance (“Offering” and “Debentures”, respectively), was filed with the National Association of Investment Banks (“ANBID”), in conformity with CVM Instruction nº. 471, of August 8, 2008. The Debentures will have a par value of R$ 1,000.00 (one thousand Brazilian reais) each, on the issuance date, that is, October 15, 2009, and will result in a total value of R$ 600,000,000.00 (six hundred million Brazilian reais). Banco Itaú BBA S.A., in the capacity of lead underwriter of the Offering, will conduct the bookbuilding procedure for purposes of verification, before the qualified investors, of the demand for the Debentures based on different remuneration indexes (“Bookbuilding”).

The preliminary offering memorandum can be obtained by means of the Company’s website (www.vivo.com.br/ri), the lead underwriter’s website (http://www.itaubba.com.br/portugues/atividades/prospectos.asp), CVM’s website (www.cvm.gov.br) and ANBID’s website (www.anbid.com.br).

The performance of the Offering will be subject to any favorable conditions verified in the Brazilian and foreign capital markets. A notice to the market will be published on timely basis, in conformity with Article 53 of CVM Instruction n.º 400/03, and will contain information on: (i) the Offering terms and conditions; (ii) the places for obtaining of the final offering memorandum; (iii) the estimated dates and places for disclosure of the Offering; and (iv) the terms, conditions, procedure and period for conduction of the Bookbuilding procedure. The Offering will be carried out upon approval and registration by CVM.

The Company will keep the market and its shareholders informed about the progress of the Offering.

São Paulo, September 9, 2009

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.